SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of September 2010

List of Exhibits:

1.	Press Release entitled “CNH First Exporter to Participate in New Ex-Im Bank Small-Business Program”

2.	Press Release entitled “CNH Announces New Executive Responsibilities”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

September 17, 2010

FOR IMMEDIATE RELEASE

For more information contact:

External Communications (630) 887-3823

CNH First Exporter to Participate in New Ex-Im Bank Small-Business Program

BURR RIDGE, IL - (September 15, 2010) – The Export-Import Bank of the United States (Ex-Im Bank) has announced a new facility under which U.S. suppliers to CNH America LLC, a subsidiary of CNH Global NV (CNH), can receive competitively-priced working capital financing. CNH is the first U.S. exporter to participate in Ex-Im Bank’s Supply-Chain Finance Guarantee Program, which is designed to benefit small and medium-sized businesses.

Under the program, U.S.-based suppliers to CNH will have the opportunity to sell at a discount to Citibank their receivables due from CNH.

“Small businesses will obtain sizeable liquidity benefits from this program. This increased access to credit will also help companies like CNH further promote President Obama’s goal of doubling exports over the next five years,” commented Ex-Im Chairman and President Fred P. Hochberg.

“This program will provide our suppliers in the United States with the opportunity for increased cash flow to ensure their ongoing growth and financial health,” said CNH President and CEO Harold Boyanovsky.

In February, CNH hosted Ex-Im Chairman Hochberg at its tractor plant in Racine, WI. The event showcased CNH’s role as an important exporter. CNH exports over 25% of the machines it produces in the United States.

Ex-Im Bank, an independent, self-sustaining federal-government agency, helps create and maintain U.S. jobs by filling gaps in export financing and strengthening U.S. export competitiveness. The Bank provides a variety of financing mechanisms, including working capital guarantees to help small and medium-sized U.S. businesses, export-credit insurance to protect against nonpayment by foreign buyers, and loan guarantees and direct loans to assist foreign buyers of U.S. goods and services.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

FOR IMMEDIATE RELEASE

For more information contact:

External Communications (630) 887-3823

CNH Announces New Executive Responsibilities

BURR RIDGE, Illinois (September 17, 2010) – CNH Global N.V. (NYSE: CNH) today announced the appointment of Franco Fusignani as President and Chief Executive of New Holland Agricultural Equipment S.p.A. He replaces Barry Engle, who has left CNH to pursue other interests.

Mr. Fusignani will retain his current role as CEO of CNH International SA, while Mario Gasparri assumes the position of General Manager, CNH International. Mr. Gasparri was most recently Vice President Agricultural Equipment Commercial Operations for CNH International.

“Franco Fusignani and Mario Gasparri have extensive international management experience and impressive records of achieving positive results. We are pleased to welcome them to their new roles,” said Harold Boyanovsky, President and CEO, CNH.

Both Mr. Fusignani and Mr. Gasparri have long histories with CNH and the Fiat Group, 40 years and 22 years respectively. They will assume their new roles effective September 20, 2010.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.